

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via Secure Email

Peter Flint
Chief Executive Officer
Trulia, Inc.
116 New Montgomery Street, Suite 300
San Francisco, California 94105

> **Re: Trulia, Inc.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 6, 2012**
> **CIK No. 1349454**

Dear Mr. Flint:

We have reviewed your letter dated August 3, 2012, your supplemental information dated August 9, 2012, and the above-referenced draft registration statement, and have the following comments. Where we reference prior comments, we are referring to our July 26, 2012 letter.

Prospectus Summary

Overview, page 1

1.   Please revise the last sentence of the first paragraph on page 2, and the corresponding disclosure on pages 4 and 79, to clarify what you mean by your statement that your mobile users are "even more engaged" than your web users.

Our Strengths, page 4

2.   We note your responses to prior comments 3 and 10, and your disclosure on page 48 that you price Trulia Local Ads and Trulia Mobile Ads subscriptions similarly, based on geography, the share of a market, and demand. Please tell us whether there is a disparity in the average number of leads delivered for subscriptions to your mobile products versus subscriptions for your web products, and whether there is a price disparity in the average cost of the two subscription products. To the extent that the average cost for subscriptions to Trulia Mobile Ads is not higher, it does not appear appropriate to state that you are monetizing mobile products at a higher rate than web products, since the higher effective price per lead would be attributable to the fact that you were not generating leads for mobile products as effectively as you were generating leads for web products. In addition, please disclose the periods for which you have been able to generate a higher effective price per lead for mobile devices.

Risk Factors

"If real estate professionals do not continue to subscribe to our products…," page 14

3.   Please add disclosure consistent with your response to prior comments 4, 8, and 14 to the risk factors, MD&A, and Business sections of your filing. For example, add disclosure addressing the risks, costs, uncertainties, and related impacts on your financial condition and results of operations associated with the following issues:

- although the majority of your revenue is subscription-based, it is difficult to evaluate whether current revenue will recur in future periods because you have not historically calculated or evaluated renewal rates, do not focus on this metric, and view it as potentially misleading;
- you have focused on attracting new subscribers and increasing market penetration, but have captured a small percentage of the total addressable market (less than 1%);
- the costs of acquiring new subscribers and retaining existing subscribers (sales and marketing expenses), were your greatest expenses during the most recent fiscal year and quarter; and
- subscribers often purchase subscriptions only for limited periods as part of their advertising campaigns for seasonal or other reasons.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 46

4.   Your response to prior comment 4 states that your ability to attract new subscribers is material to an understanding of your business. Please tell us how you track and evaluate whether you are attracting new/unique subscribers, and how you considered providing related key business metric disclosure.

5.   We note your response to prior comment 9. Please clarify that the growth rates of new contributions and average monthly revenue per subscriber have slowed, and discuss the related impacts on your business.

Business

Our Strengths

Large, differentiated, engaged, transaction-ready audience, page 84

6.   We note your response to prior comment 16. Please explain what you mean by your statement that your audience "is more engaged" with your marketplace than users of Zillow.com.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at: http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director